October 12, 2005

Mr. Craig Slivka

Office of Emerging Growth Companies

Division of Corporate Finance

United States Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20549

RE:

PowerCold Corporation

Registration Statement on Form S-1, as amended

File No. 333-119112

SEC Accession No. 0001052918-04-000362

CIK:

0000827055

Dear Mr. Slivka:

Pursuant to Rule 477 the Registrant hereby requests withdrawal of its Form S-1 Registration Statement (as filed on August 16, 2004), together with all amendments thereof and exhibits thereto (the "Registration Statement"). The withdrawal is requested based on the Staff’s communications and recommendation to the Registrant that it withdraw such document. As required under Rule 477(c), the Registrant confirms that no securities were issued or sold in connection with the proposed offering.

The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account with the Commission for future use.

If you have any questions, please contact me.

Very truly yours,

POWERCOLD CORPORATION

By:

Francis L. Simola

President and CEO

P.O. Box 1239 115 Canfield Road • La Vernia, Texas 78121 – Tel: 830 779-5213 • Fax: 830 253-8181

www.powercold.com  •  pwcl@powercold.com